Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of First Midwest Bancorp, Inc. for the registration of Senior Debt Securities, Subordinated Debt Securities, Preferred Stock and Common Stock and to the incorporation by reference therein of our reports dated March 4, 2005, with respect to the consolidated financial statements of First Midwest Bancorp, Inc., First Midwest Bancorp, Inc.’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of First Midwest Bancorp, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

March 1, 2006